The Company’s independent auditor has not performed a review of these consolidated financial statements.

CREAM MINERALS LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED JUNE 30, 2010 and 2009

The Company’s independent auditor has not performed a review of these consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Balance Sheets

(Unaudited – prepared by management)

	June 30,	March 31,
	2010	2010

Assets

Current assets
Cash	$ 374,904	$ 228,106
Accounts receivable and prepaid expenses	92,275	119,085
	467,179	347,191

Mineral property interests (Note 3)	461,110	454,853
Foreign value-added taxes recoverable (Note 4)	158,328	139,556
Equipment (Note 5)	3,718	3,934
Investments (Note 6)	4,146	4,613
Deferred finance costs	--	18,692
Reclamation and other deposits	18,000	18,000

	$ 1,112,481	$ 986,839

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$ 188,200	$ 538,584
Accounts payable, related parties (Note 8)	1,754,621	1,751,087
	1,942,821	2,289,671
Shareholders’ (deficiency)
Share capital (Note 7)
Authorized: Unlimited number of common shares without par value
Issued and fully paid: 88,324,202 (March 31, 2010 – 64,716,988) common shares	26,137,461	24,596,256
Share subscriptions	--	873,475
Warrants	243,998	170,613
Contributed surplus	2,276,786	2,276,786
Accumulated other comprehensive loss	(27,560)	(27,093)
Deficit	(29,461,025)	(29,192,869)
	(830,340)	(1,302,832)
	$ 1,112,481	$ 986,839

Going concern and nature of operations (Note 1)

Subsequent events (Notes 1, 3 (b) and 7)

See accompanying notes to consolidated financial statements.

Approved on behalf of the board of directors

/s/Michael O’Connor

/s/Robin Merrifield

Director

Director

The Company’s independent auditor has not performed a review of these consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Statement of Operations

(Unaudited – prepared by management)

	Three months ended June 30,
	2010	2009
Expenses
Amortization	$ 216	$ 216
Exploration costs (Note 10)	95,893	86,315
Finance costs (Note 8)	10,086	52,610
Foreign exchange loss	1,174	179
Legal, accounting and audit	2,131	40,768
Management and consulting fees	7,500	7,500
Office and administration	42,761	40,259
Salaries and benefits	57,884	55,175
Shareholder communications	50,611	27,794
Stock-based compensation	--	631
Interest and other income	(100)	--
	268,156	311,447

Loss for the period	(268,156)	(311,447)

Deficit, beginning of period	(29,192,869)	(27,927,967)

Deficit, end of period	$ (29,461,025)	$ (28,239,414)

Loss per share, basic and diluted	$ (0.00)	$ (0.00)

Weighted average number of common shares outstanding	84,896,798	64,646,988

Consolidated Statements of Comprehensive Loss

(Unaudited – prepared by management)

	Three months ended June 30, 2010	Three months ended June 30, 2009

Loss for the period before comprehensive income	$ (268,156)	$ (311,447)
Unrealized (losses) gains on investments	(467)	601
Comprehensive loss for the period	$ (268,623)	$ (310,846)

See accompanying notes to consolidated financial statements.

The Company’s independent auditor has not performed a review of these consolidated financial statements.

CREAM MINERALS LTD

(an exploration stage company)

Consolidated Statements of Shareholders’ Deficiency
Three months ended June 30, 2010 and 2009

(Unaudited – prepared by management)

	Common Shares Without Par Value		Share subscriptions	Warrants	Contributed Surplus	Accumulated Other Comprehen-sive Losses	Deficit	Total Shareholders’ Equity (Deficiency)
	Shares	Amount
Balance, March 31, 2009	64,646,988	$ 24,607,473	$ --	$ 571,800	$ 1,875,238	$ (28,854)	$ (27,927,967)	$ (900,310)
Warrants exercised	30,000	4,720	--	--	(1,720)	--	--	3,000
Warrants expired, unexercised	--	--	--	(401,187)	401,187	--	--	--
Share subscriptions	--	--	873,475	--	--	--		873,475
Mineral property interests	--	--	--	--	--	--
Blueberry claims	40,000	3,200	--	--	--	--	--	3,200
Future income tax on flow-through shares	--	(21,137)	--	--	--	--	--	(21,137)
Stock-based compensation	--	--	--	--	2,081	--	--	2,081
Unrealized gain on investments for the year	--	--	--	--	--	1,761	--	1,761
Loss for the year	--	--	--	--	--	--	(1,264,902)	(1,264,902)
Balance, March 31, 2010	64,716,988	24,596,256	873,475	170,613	2,276,786	(27,093)	(29,192,869)	(1,302,832)
Private placement, net of share issue costs	22,963,214	1,419,730	(873,475)	81,900	--	--	--	628,155
Finders’ shares issued	144,000	12,960	--	--	--	--	--	12,960
Warrants exercised	500,000	108,515	--	(8,515)	--	--	--	100,000
Unrealized loss on investments for the period	--	--	--	--	--	(467)	--	(467)
Loss for the period	--	--	--	--	--	--	(268,156)	(268,156)
Balance, June 30, 2010	88,324,202	$ 26,137,461	$ --	$ 243,998	$ 2,276,786	$ (27,560)	$ (29,461,025)	$ (830,340)

See accompanying notes to consolidated financial statements.

The Company’s independent auditor has not performed a review of these consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Statements of Cash Flows

(Unaudited – prepared by management)

	Three months ended June 30,
	2010	2009
Cash provided by (used for):
Operating activities
Loss for the period	$ (268,156)	$ (311,447)
Items not involving cash
Amortization	216	2,095
Finance costs	10,086	52,610
Stock-based compensation	--	631
Foreign exchange loss (gain)	(397)	843
Changes in non-cash working capital
Accounts receivable	26,810	19,474
Accounts payable and accrued liabilities	(341,493)	146,134
Cash used in operating activities	(572,934)	(89,660)

Investing activities
Mineral property interests
Acquisition costs	(6,257)	(20,815)
Foreign value-added taxes recoverable	(18,375)	(3,097)
Cash used in investing activities	(24,632)	(23,912)

Financing activities
Common shares issued for cash	750,917	--
Due to/from related parties	(6,553)	(19,517)
Cash provided by financing activities	744,364	(19,517)

Increase in cash during the period	146,798	(133,089)

Cash, beginning of period	228,106	184,767

Cash, end of period	$ 374,904	$ 51,678

Supplemental information
Interest paid during the period	$ --	$ --
Finders’ shares issued	$ 12,960	$ --
Non-cash portion of warrants exercised	$ 8,515	$ --

See accompanying notes to consolidated financial statements..

The Company’s independent auditor has not performed a review of these consolidated financial statements.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the three months ended June 30, 2010 and 2010

(expressed in Canadian dollars, unless otherwise stated)

(Unaudited – prepared by management)

1.

Going concern and nature of operations

Cream Minerals Ltd. (the “Company”) is incorporated in the Province of British Columbia under the Business Corporations Act of British Columbia, and its principal business activity is the exploration of mineral properties, currently in Mexico and Canada.

The Company’s continuing operations and underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral property interests and on future profitable production or proceeds from the disposition of the mineral property interest or other interests.  At June 30, 2010, the Company had not made cash payments on one of its mineral property interests in Canada.

The Company had a loss of $268,156 for the three months ended June 30, 2010, and the Company had a working capital deficiency, defined as current assets less current liabilities, as at June 30, 2010, of $1,475,642 (March 31, 2010 – 1,942,480), with an accumulated deficit of $29,461,025 (March 31, 2010 - $29,192,869.

The Company has capitalized $461,110 (March 31, 2010 – $454,853) in acquisition costs on its mineral property interests.  On the Nuevo Milenio property in Mexico, tax payments of approximately $25,000 are required to be made twice yearly on an escalating basis, in January and July of each year in order to maintain the concessions.  Subsequent to June 30, 2010, the tax payment due in July 2010 was made.  In addition, the Company must make cash payments of $55,000 in the year ended March 31, 2011 ($5,000 paid), to maintain the Company’s mineral property interests held at June 30, 2010.  Subsequent to June 30, 2010, $10,000 has been paid (See Note 4 (a)).

The Company’s ability to continue as a going concern is contingent on its ability to obtain additional financing.  The current equity and financial market conditions, the challenging environment for raising monies, and the low price of the Company’s common stock make it difficult to obtain funding by private placement of shares.  There is no assurance that the Company will be successful with any financing ventures.  The Company is dependent upon the continuing financial support of related parties and shareholders or obtaining financing to continue exploration and/or development of its mineral property interests and to meet its administrative overhead costs.  While the Company is expending its best efforts to achieve its plans by examining various financing alternatives including reorganizations, mergers, sales of assets, or other forms of equity financing, there is no assurance that any such activity will generate sufficient funds to continue operations for the next twelve months.  There is no assurance that any such activity will be successful.

The consolidated financial statements do not include any adjustments to the recoverability and classification of recorded assets, or the amounts of, and classification of liabilities that would be necessary if the going concern assumption were not appropriate.  Such adjustments could be material.

The amounts shown as mineral property interests represent acquisition costs net of recoveries to date, less amounts written off, and do not necessarily represent present or future values.  Recoverability of the amounts shown for mineral property interests is dependent upon the discovery of economically recoverable mineral reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain financing necessary to complete the exploration and development of its mineral property interests, and on future profitable production or proceeds from the disposition of the mineral property interests.

The Company’s independent auditor has not performed a review of these consolidated financial statements.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the three months ended June 30, 2010 and 2009

(expressed in Canadian dollars, unless otherwise stated)

(Unaudited – prepared by management)

2.

Significant accounting policies

Basis of presentation

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  These consolidated financial statements include the accounts of the Company and a wholly-owned subsidiary, Cream Minerals de Mexico, S.A. de C.V.  All material intercompany balances and transactions have been eliminated on consolidation.  The Company had three subsidiary companies in the British Virgin Islands to hold the mineral property interests in Sierra Leone in branch offices, which have been allowed to lapse.  The mineral property interests in Sierra Leone were written off prior to transfer of title to a carrying value of $1.  These consolidated financial statements include all normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods presented.  All significant intercompany transactions are eliminated on consolidation.

The accounting policies followed by the Company are set out in note 3 to the audited consolidated financial statements for the year ended March 31, 2010, and have been consistently followed in the preparation of these consolidated financial statements except that the Company has adopted the following Canadian Institute of Chartered Accountants (“CICA”) standards effective April 1, 2010.

(i)

Business combinations

In January 2009, the CICA issued CICA Handbook Section 1582, “Business Combinations”, which replaces former guidance on business combinations.  Section 1582 establishes principles and requirements of the acquisition method and related disclosures.  In addition, the CICA issued Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests”, which replaces the existing guidance.  Section 1601 establishes standards for the preparation of consolidated financial statements and Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.  These standards apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted.  The Company has adopted these standards on April 1, 2010 with no impact on its consolidated financial statements.

Section 1582 is equivalent to the corresponding provisions of IFRS 3R.  Sections 1601 and 1602 are equivalent to the corresponding provisions of International Accounting Standard 27, Consolidated and Separate Financial Statements (January 2008).  The new sections require that, for each business combination, the acquirer measure any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets.  The new sections also require non-controlling interest to be presented as a separate component of shareholders’ equity.

Under Section 1602, non-controlling interest income is not deducted in arriving at consolidated net income or other comprehensive income.  Rather, net income and each component of other comprehensive income are allocated to the controlling and non-controlling interest based on relative ownership interests.  These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011, and should be adopted concurrently with Section 1582.  The Company expects to adopt this standard on April 1, 2011.

The Company’s independent auditor has not performed a review of these consolidated financial statements.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the three months ended June 30, 2010 and 2009

(expressed in Canadian dollars, unless otherwise stated)

(Unaudited – prepared by management)

2.

Significant accounting policies (continued)

Basis of presentation (continued)

In 2006, the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that fiscal 2011 is the changeover date for non-calendar year end publicly accountable enterprises to use IFRS, replacing Canada’s own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011, will require the restatement for comparative purposes of amounts reported by the Company for the year ended March 31, 2011.  While the Company has begun assessing the adoption of IFRS for fiscal 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3.

Mineral property interests

Detailed exploration expenditures incurred in respect to the Company’s mineral property interests owned, leased or held under option are disclosed in Note 10.  Property payments made on the Company’s mineral property interests during the three months ended June 30, 2010 and the year ended March 31, 2010, are included in the property descriptions below.

Three months ended June 30, 2010	Opening Balance	Incurred	Write-downs	Closing Balance
Kaslo Silver Property, British Columbia (b)	11,983	260	--	12,243
Goldsmith and other properties, British Columbia (a)	188,903	5,997	--	194,900
Manitoba Properties, Manitoba (d)	253,967	--	--	253,967
Nuevo Milenio, Mexico (c)	--	--	--	--
Las Habas, Mexico (e)	--	--	--	--
Total Acquisition Costs	$ 454,853	$ 6,257	$ --	$ 461,110

Year ended March 31, 2010	Opening Balance	Incurred	Write-downs	Closing Balance
Casierra Property, Sierra Leone	$ 1	$ 25,466	$ (25,467)	$ --
Kaslo Silver Property, British Columbia	11,160	823	--	11,983
Goldsmith and other properties, British Columbia	349,342	20,560	(180,999)	188,903
Manitoba Properties, Manitoba	227,221	26,746	--	253,967
Nuevo Milenio, Mexico	--	--	--	--
Nacaral, Mexico	--	20,730	(20,730)	--
Total Acquisition Costs	$ 587,724	$ 94,325	$ (227,196)	$ 454,853

The Company’s independent auditor has not performed a review of these consolidated financial statements.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the three months ended June 30, 2010 and 2009

(expressed in Canadian dollars, unless otherwise stated)

(Unaudited – prepared by management)

3.

Mineral property interests (continued)

(a)

Goldsmith and other properties, British Columbia, Canada

The Company holds an option to acquire a 100% interest in the Goldsmith property comprised of the Goldsmith and Lucky Jack properties located near Kaslo, British Columbia.  The Goldsmith option agreement calls for the issuance of 200,000 common shares (issued) and cash payments totalling $110,000 ($90,000 paid) over six years.  The Lucky Jack option agreement calls for the issuance of 200,000 common shares (issued) and payments totalling $110,000 ($90,000 paid) over six years.  The optionors will retain a 2.0% NSR royalty on all metals.  The Company may acquire one half of the NSR royalty on each of the two properties for $1,000,000 each, upon commencement of commercial production or earlier.  The Lucky Jack option agreement has been written down by $180,999 to a nominal carrying value of $1, as no exploration has been carried out on the property for a period of three years An amendment to the final payment of $20,000 due on the Goldsmith Property was made, extending the April 2010 payment to four monthly payments of $5,000, commencing June 26, 2010 (paid), with the final payment due on September 26, 2010.  Subsequent to June 30, 2010, two payments of $5,000 have been made pursuant to the amended agreement.

(b)

Kaslo Silver Property, Kaslo, British Columbia, Canada

(i)

Bismark Claims

The Company holds a 100% interest in the property.  The property is subject to a net smelter returns (“NSR”) royalty of 1.5% of which 50% can be purchased for the sum of $500,000.

(ii)

Black Bear Group of Claims

The Company holds a 100% interest in the claims.  The claims are subject to a 3% NSR royalty from the production of gold and silver and 1.5% NSR royalty from the production of other metals from the property.  The Company has the right to purchase 50% of the royalty interest for $500,000 upon completion of a positive feasibility study.

(iii)

 Black Fox Claims

The Company holds a 100% interest in the Black Fox Silver claims.

(c)

Nuevo Milenio Property, Nayarit, Mexico

The Company holds a 100% interest in the Nuevo Milenio Project (“Nuevo Milenio” or the “Project”) , located in Nayarit, Mexico.  In July 2009, the Company entered into an option agreement with Roca Mines Inc. (“Roca”) under which Roca could earn up to a 70% interest in Nuevo Milenio.  In order to acquire a 50% legal and beneficial interest in the Project, Roca was to spend cumulative US$12,000,000 in exploration work on the property by July 24, 2013, in accordance with the following schedule:

-

US$1,000,000 by July 24, 2010;

-

US$3,500,000 by July 24, 2011;

-

US$7,000,000 by July 24, 2012; and

-

US$12,000,000 by July 24, 2013

The Company’s independent auditor has not performed a review of these consolidated financial statements.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the three months ended June 30, 2010 and 2009

(expressed in Canadian dollars, unless otherwise stated)

(Unaudited – prepared by management)

3.

Mineral property interests (continued)

On July 22, 2010 the option agreement with Roca was terminated, Roca having not met its first year exploration commitment of US$1 million.

(d)

Manitoba Properties

(i)

Stephens Lake Property

The Company holds, jointly with Sultan Minerals Inc. (“Sultan”) and ValGold Resources Ltd. (“ValGold”), (the “Companies”) (See Note 8 (f)) a 75% interest in two staked claims, the Trout and Trout 1 claims.  The Companies and the optionor may enter into a 75:25 joint venture for the further exploration and development of the Trout Claim Group.  A joint venture agreement has not been finalized between the Companies and the optionor, and the Trout claim group remains in good standing.  In previous years the other claims had been written off, and the Trout claim group had been written down to a nominal carrying value of $1, as no exploration programs were planned.

(ii)

Wine Claims

In March 2006, the Company entered into an option agreement, subsequently amended, to acquire 100% interest in the Wine Claim, MB 3964 and Wine 1 Claim, all located approximately 60 kilometres southeast of Flin Flon, Manitoba.  The Company can earn its interest by making payments totalling $105,000 ($95,000 paid) and issuing 200,000 common shares (200,000 issued) over a 48-month period.  The Company incurred exploration expenditures on the property of $5,000 annually for four years.  On completion of these obligations, the property will be subject only to a 2.0% NSR royalty payable to the optionor from the production of gold, silver and all base metals and other minerals.  The Company has the right to reduce the NSR royalty to 1.0% by the payment of $1,000,000 to the optionor at any time up to and including the commencement of commercial production.

(iii)

Blueberry Property

In November 2009, the Company entered into an option agreement to acquire the Blueberry property and the Company staked additional claims which have been appended to the option agreement.  The property is located approximately 20 km north-east of Flin Flon, Manitoba.  The option agreement provides for a total cash payment of $100,000 and issuance of 400,000 common shares (40,000 common shares issued) over five years with a down payment of $10,000.  The cash payments are $10,000 on regulatory approval, $10,000 on the first anniversary, and $20,000 on each of the second to the fifth anniversary dates.  Share issuances are 40,000 common shares on regulatory approval and 40,000 common shares on the first anniversary of regulatory approval, and 80,000 common shares on each of the second to the fifth anniversary dates.

The Company must incur cumulative exploration expenditures totalling $30,000 following the date of regulatory approval, commencing with expenditures of $5,000 prior to the first anniversary date and a minimum of $5,000 annually by each anniversary date on or prior to the fifth anniversary.

On completion of these obligations, the property will be subject only to a 2.0% NSR royalty payable to the optionor from the production of gold, silver and all base metals and other minerals.  The Company has the right to reduce the NSR royalty to 1.0% by the payment of $1,000,000 to the optionor at any time up to and including the commencement of commercial production.

The Company’s independent auditor has not performed a review of these consolidated financial statements.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the three months ended June 30, 2010 and 2009

(expressed in Canadian dollars, unless otherwise stated)

(Unaudited – prepared by management)

3.

Mineral property interests (continued)

(e)

Las Habas Property, Mexico

On April 30, 2010, the Company signed a letter of intent (“LOI”), optioning the Las Habas Project, comprised of 336 hectares located in the State of Sinaloa, Mexico.  The LOI is for a period of three months.  The proposed option agreement outlined in the LOI calls for total payments of US$1 million over a 5-year period and a 2% NSR royalty, payable out of production.  On June 1, 2010, the Company filed an application to denounce (stake) approximately 700 hectares adjoining the Las Habas property.  The newly denounced land package is located to the west of, and adjoins the Las Habas Project.  The denouncement will increase the Company's land holdings in the area to 1036 ha (10.36 km2), subject to the issuance of title to the land.

(f)

Measurement uncertainty and impairment assessments

The Company is currently in the exploration stage on its mineral property interests and has expensed its exploration costs.  The mineral property costs that are capitalized relate to mineral property acquisition costs.  At June 30, 2010, the carrying value of mineral property interests reflects the acquisition costs of surface rights and option payments on mineral property interests.

As at June 30, 2010, the Company determined that impairment indicators existed, based on the Company’s ability to raise financing and as a result, made significant changes in the Company’s planned work programs on its mineral property interests.  The Company completed an impairment assessment for each of its mineral property interests.

Mineral property interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on the nature and amount of recent exploration amounts expensed, management’s intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.  It is management’s opinion that the carrying value of its properties is supported by recent exploration expenditures in excess of the properties’ carrying values and the Company’s near-term exploration plans.  Although management believes that estimates applied in these impairment assessments are reasonable, such estimates are subject to significant measurement uncertainty and judgments.

4.

Foreign value-added taxes recoverable

The foreign value-added taxes recoverable relates to value-added taxes paid on the purchase of good and services in Mexico. These amounts are presented as a long-term asset until such time as the refunds are received from the Mexican authorities.

The Company’s independent auditor has not performed a review of these consolidated financial statements.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the three months ended June 30, 2010 and 2009

(expressed in Canadian dollars, unless otherwise stated)

(Unaudited – prepared by management)

5.

Equipment

	June 30, 2010			March 31, 2010
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Vehicles	$ 36,597	$ 34,936	$ 1,661	$ 36,597	$ 34,936	$ 1,661
Office equipment	1,059	733	326	1,059	680	379
Computer equipment	13,343	11,612	1,731	13,343	11,449	1,894
	$ 50,999	$ 47,281	$ 3,718	$ 50,999	$ 47,065	$ 3,934

6.

Investments

June 30, 2010	Number of Shares	Cost	Accumulated unrealized holding gains (loss)	Fair Value
Publicly traded companies:
ValGold Resources Ltd.	20,000	$ 30,000	$ (26,900)	$ 3,100
Abitibi Mining Corp.	7,000	210	(70)	140
Mercator Minerals Ltd.	504	698	37	735
Emgold Mining Corporation	200	480	(455)	25
Sultan Minerals Inc.	2,630	316	(172)	144
		31,704	(27,560)	4,144
Non-public companies:
Terra Gaia Inc.	100,000	1		1
Quorum Management and Administrative Services Inc. (Note 10 (a))	1	1	--	1
		$ 31,706	$ (27,560)	$ 4,146

The Company’s investments are available-for-sale financial instruments and are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net income.

Terra Gaia Inc. and Quorum Management and Administrative Services Inc. (“Quorum”), are private companies.  The Company wrote down its investment in Terra Gaia to a nominal value of $1 at March 31, 2006.

7.

Share capital

Authorized

Unlimited number of common shares without par value.

Issued and fully paid

88,324,202 common shares without par value

The Company’s independent auditor has not performed a review of these consolidated financial statements.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the three months ended June 30, 2010 and 2009

(expressed in Canadian dollars, unless otherwise stated)

(Unaudited – prepared by management)

7.

Share capital (continued)

2011

During the three months ended June 30, 2010, the Company completed a private placement of a total of 22,963,214 units at a price of $0.07 per unit for gross proceeds of $1,607,425.  Each unit is comprised of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share of the Company for a period of 24 months at the exercise price of $0.10 for a period of 12 months from the date of issue of the warrant and at a price of $0.15 for the remaining 12-month period.  The warrants issued were valued using a modified B-S pricing model using the following assumptions: weighted average risk free interest rates – 1.00% to 1.78%; volatility factors of 94% to 131%, adjusted for hold periods and expected exercises, with and an expected life of two years.  The value allocated to each of the warrants was $0.004.

Compensation was paid to certain eligible arms-length parties in an amount equal to 10% of the total proceeds raised from the sale of the units to subscribers, and payable at their election in cash or units of the Company or a combination thereof.  A cash commission of $59,185 was paid, and a total of 144,000 finder's units were issued.  The finder's units have the same terms as the units.  Common shares issued as finders’ fees were recorded at the stock price on the day of completion of the financing at $0.09.

If the Company's common shares trade at or above $0.30 per share for 10 consecutive trading days, the Company may, at its discretion, accelerate the expiration of the warrants (and including the warrants forming part of the finder's units) by providing notice in writing to the holders of such securities, whereby such warrants will expire within 30 days from the date of such written notice.

Stock options

The Company has a 10% rolling stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  The Company may issue up to 6,471,699 common shares under the plan.  At June 30, 2010, 4,826,500 (March 31, 2010, 4,851,500) stock options have been granted and are outstanding, exercisable for up to five years.  The Company’s stock option plan provides for immediate vesting of or vesting at the discretion of the Company.  Stock options granted to investor relations’ consultants vest as follows: 25% immediately, and 25% every three to six months thereafter depending on the terms of the individual stock option grant.

The following table summarizes information on stock options outstanding at June 30, 2010:

Exercise Price	Number Outstanding	Average Remaining Contractual Life
$0.165	715,000	0.09 years
$0.50	100,000	0.95 years
$0.53	310,000	1.58 years
$0.50	1,446,500	1.80 years
$0.50	150,000	2.43 years
$0.12	2,105,000	3.62 years
		2.33 years

The Company’s independent auditor has not performed a review of these consolidated financial statements.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the three months ended June 30, 2010 and 2009

(expressed in Canadian dollars, unless otherwise stated)

(Unaudited – prepared by management)

7.

Share capital (continued)

A summary of the changes in stock options for the three months ended June 30, 2010, is presented below:

	Number of Shares	Weighted Average Exercise Price
Balance, March 31, 2010	4,851,500	$0.29
Forfeited	(25,000)	$0.12
Balance, June 30, 2010	4,826,500	$0.29
Vested and exercisable at June 30, 2010	4,826,500	$0.29

Subsequent to June 30, 2010, 715,000 options exercisable at $0.165, with an expiry date of August 3, 2010, expired, unexercised.

Share purchase warrants

As at June 30, 2010, the following share purchase warrants issued in connection with private placements were outstanding:

Number of Warrants	Exercise Price	Expiry Date
9,318,400	$0.20	January 28, 2011
23,107,214	$0.10/$0.15	April 13, 2011/12

A summary of the changes in warrants for the three months ended June 30, 2010, is presented below:

	Number of Warrants	Weighted Average Exercise Price
Balance, March 31, 2010	9,834,400	$0.20
Issued	23,107,214	$0.10
Exercised	(500,000)	$0.20
Expired	(16,000)	$0.20
Balance, June 30, 2010	32,425,614	$0.13

The Company’s independent auditor has not performed a review of these consolidated financial statements.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the three months ended June 30, 2010 and 2009

(expressed in Canadian dollars, unless otherwise stated)

(Unaudited – prepared by management)

8.

Related party transactions and balances

	Three months ended June 30,
Services rendered:	2010	2009
Quorum Management and Administrative Services Inc. (a)	$ 109,481	$ 95,858
Consulting (d, f)	7,500	7,500
Finance costs (c)	6,627	3,123
Director (e)	US$30,000	US$30,000

Balances at:	June 30, 2010	March 31, 2010
Balances payable to (g):
Quorum Management and Administrative Services Inc. (a)	$ 334,418	$ 276,333
Directors (e, h)	119,936	232,564
Lang Mining Corporation (b)	94,500	94,500
Ainsworth Jenkins - Casierra project (c)	40,555	39,109
Mr. Frank A. Lang, interest bearing (c)	387,100	337,100
Mr. Frank A. Lang, advances (c)	720,000	720,000
Mr. Frank A. Lang, accrued interest (c)	50,869	44,272
Mr. Frank A. Lang, expenses payable	7,243	7,209
	$ 1,754,621	$ 1,751,087

(a)

Management, administrative, geological and other services are provided by Quorum, a private company held jointly by the Company and other public companies to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  Currently the Company has a one-third interest in Quorum.  Three months of estimated working capital is required to be on deposit with Quorum under the terms of the services agreement.  There is no difference between the cost of $1 and the equity value.

(b)

Lang Mining Corporation (“Lang Mining”) is a private company controlled by Frank A. Lang.  Lang Mining provided management services to the Company at a rate of $10,000 per month since November 1, 2006, while Mr. Lang was president of the Company.  At December 31, 2008, the fees were terminated until the financial situation of the Company has stabilized and the provision of any future management fees is determined.

(c)

Frank A. Lang holds approximately 33% of the issued and outstanding shares of Casierra Diamond Corporation, incorporated in British Columbia and its wholly-owned subsidiary company, Casierra Development Fund Inc., also incorporated in British Columbia, which held an interest in two prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa, previously held by the Company.

Pursuant to the terms of a loan agreement approved by the TSX Venture Exchange, the Company commenced paying interest to Mr. Lang on a per annum rate of six percent (6%) on an original loan balance of $700,000.  Interest is payable quarterly commencing ninety (90) days from the date of regulatory approval, and interest payments will be payable every ninety (90) days thereafter until the loan is repaid in full.  To June 30, 2010, Mr. Lang has been repaid $500,000 (March 31, 2010 - $500,000) of this interest-bearing loan.  The loan and accrued interest thereon may be prepaid by the Company in whole or in part at any time and from time to time, without penalty.

The Company’s independent auditor has not performed a review of these consolidated financial statements.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the three months ended June 30, 2010 and 2009

(expressed in Canadian dollars, unless otherwise stated)

(Unaudited – prepared by management)

8.

Related party transactions and balances (continued)

All debt owing to Mr. Lang is unsecured.  During the year ended March 31, 2010, Mr. Lang also advanced $137,100 to the Company, with interest payable at 1% per month, with no specified terms of repayment.  Of these advances, $201,900 was applied to the private placement.  Mr. Frank A. Lang, a director and the Chairman of the Company, has acquired 5,100,000 units in the private placement for the subscription price of $357,000.

(d)

Consulting fees were paid or have been accrued, indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.  These fees were paid through Quorum, and are also included in the balance for services provided by Quorum.  Any amount owing to Kent Avenue Consulting Ltd. is owed to Quorum, and is included in the net payable to Quorum.

(e)

Fees were paid or accrued to Fred Holcapek, a director of the Company and an officer of the subsidiary in Mexico, for administrative and geological services rendered.

(f)

The Company’s investments in public companies include shares of Emgold Mining Corporation, Sultan, and ValGold, companies with directors and/or management in common with the Company. The Company also holds interests in the Stephens Lake property jointly with Sultan and ValGold.

(g)

Balances payable to related parties, and balances receivable from related parties are non-interest bearing and due on demand, except where otherwise noted.

(h)

Related parties participated in the private placement described in Note 7 – Share capital.  All related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

9.

Financial instruments and risk management

Financial assets and financial liabilities are measured on an ongoing basis at fair value or amortized cost.  Cash is designated as held-for-trading and measured at fair value.  Accounts receivable are designated as loans and receivables and measured at amortized cost.  Accounts payable and due to related parties are designated as other financial liabilities and measured at amortized cost.

The fair values of the Company’s financial liabilities may be below carrying values due to the liquidity issues of the Company, as indicated by the $1,475,642 working capital deficiency at June 30, 2010.  The fair values of the Company’s accounts receivable and due from related parties approximate their carrying values at June 30, 2010, due to their short-term nature.

The fair values of the Company’s financial instruments measured at June 30, 2010, constitute Level 1 measurements for its cash within the fair value hierarchy.

The Company’s independent auditor has not performed a review of these consolidated financial statements.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the three months ended June 30, 2010 and 2009

(expressed in Canadian dollars, unless otherwise stated)

(Unaudited – prepared by management)

9.

Financial instruments and risk management (continued)

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.  The Company’s maximum exposure to credit risk at the balance sheet date under its financial instruments is summarized as follows:

June 30, 2010
Accounts and other receivables -
Currently due	$ 92,275
Past due by 90 days or less, not impaired	--
Past due by greater than 90 days, not impaired	--
92,275
Cash	374,904
$ 467,179

Substantially all of the Company’s cash is held with major financial institutions in Canada, and management believes the exposure to credit risk with such institutions is not significant.  Those financial assets that potentially subject the Company to credit risk are any receivables.  The Company has increased its focus on credit risk given the impact of the current economic climate.  The Company considers the risk of material loss to be significantly mitigated due to the financial strength of the major financial institutions where cash and term deposits are held.  In the three months ended June 30, 2010, no material provision has been recorded in respect of impaired receivables.  The Company’s maximum exposure to credit risk as at June 30, 2010, is the carrying value of its financial assets.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities.  The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support normal operation requirements as well as the growth and development of its mineral property interests.  The Company coordinates this planning and budgeting process with its financing activities through the capital management process described in note 15, in normal circumstances.  Due to the lack of liquidity and working capital deficiency, management has increased its focus on liquidity risk given the impact of the current economic climate on the availability of finance.  During the three months ended March 31, 2010, the Company issued 22,963,214 common shares for gross proceeds of $1,607,425, and 500,000 warrants were exercised for proceeds of $100,000.  Further information regarding liquidity risk is set out in Note 1.  The Company’s financial liabilities are comprised of its accounts payable and accrued liabilities and amounts due to related parties, the contractual maturities of which at June 30, 2010, are summarized as follows:

June 30, 2010
Accounts payable and accrued liabilities with contractual maturities –
Within 90 days or less	$ 188,200
In later than 90 days, not later than one year	--
Due to related parties with contractual maturities
Within 90 days or less	1,754,621
In later than 90 days, not later than one year	--

The Company’s independent auditor has not performed a review of these consolidated financial statements.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the three months ended June 30, 2010 and 2009

(expressed in Canadian dollars, unless otherwise stated)

(Unaudited – prepared by management)

9.

Financial instruments and risk management (continued)

(a)

Interest rate risk

The Company has no significant exposure at June 30, 2010, to interest rate risk through its financial instruments.

(b)

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company operates in Canada and Mexico and a portion of its expenses are incurred in U.S. dollars and in Mexican pesos.  A significant change in the currency exchange rates between the Canadian dollar and these currencies could have an effect on the Company’s results of operations, financial position or cash flows.

The Company has not hedged its exposure to currency fluctuations.  At June 30, 2010, the Company is exposed to currency risk through the following assets and liabilities denominated in Mexican pesos and U.S. dollars, but presented in Canadian dollar equivalents.

	June 30, 2010	March 31, 2010
U.S. Dollars
Cash	24,239	37,494
Accounts payable and accrued liabilities	(113,655)	(357,361)
Mexican Pesos
Cash	11,081	21,288
Value added taxes recoverable	174,787	139,557
Accounts payable and accrued liabilities	(18,290)	(228)

Based on the above net exposures at June 30, 2010, and assuming that all other variables remain constant a 10% appreciation or depreciation of the Canadian dollar against the U.S. dollar would result in an increase/decrease of $8,942 in the Company’s loss from operations, and a 10% appreciation or depreciation of the Canadian dollar against the Mexican Pesos would result in an increase/decrease of $16,758 in the Company’s loss from operations.

Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk.  The Company had no cash equivalents at June 30, 2010.  In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return.  Fluctuations in interest rates impact on the value of cash equivalents.  Interest rate risk is not significant to the Company as it has no cash equivalents at year end.  As at June 30, 2010, with other variables unchanged, a 1% change in the variable interest rates would have had an insignificant impact on the loss of the Company.

The Company’s independent auditor has not performed a review of these consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the three months ended June 30, 2010

(expressed in Canadian dollars, unless otherwise stated)

(Unaudited – prepared by management)

10.

Exploration costs

Three months ended June 30, 2010	Kaslo Silver Property, British Columbia	Goldsmith and Other Properties, British Columbia	Los Habas and Nuevo Milenio Properties, Mexico	Total June 30, 2010
Incurred during the year
Assays and analysis	$ --	$ --	$ 2,930	$ 2,930
Geological and geophysical	75	1,049	34,602	35,726
Site activities	27	809	46,198	47,034
Travel and accommodation	--	--	10,203	10,203
Total Expenses June, 2010	$ 102	$ 1,858	$ 93,933	$ 95,893

The Company’s independent auditor has not performed a review of these consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the three months ended June 30, 2010

(expressed in Canadian dollars, unless otherwise stated)

(Unaudited – prepared by management)

10.

Exploration costs

Three months ended June 30, 2009	Casierra Property, Sierra Leone	Kaslo Silver Property, British Columbia	Goldsmith and Other Properties, British Columbia	Manitoba Properties, Manitoba	Nuevo Milenio Property, Mexico	Total June 30, 2009
Exploration and development expenses
Incurred during the period
Geological and geophysical	2,877	689	574	26	47,369	51,535
Site activities	4,604	226	227	9	25,959	31,025
Travel and accommodation	460	--	--	--	3,295	3,755
Total Expenses, June 30, 2009	$ 7,941	$ 915	$ 801	$ 35	$ 76,623	$ 86,315

The Company’s independent auditor has not performed a review of these consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the three months ended June 30, 2010

(expressed in Canadian dollars, unless otherwise stated)

(Unaudited – prepared by management)

10.

Exploration costs

Year ended March 31, 2010	Casierra Property, Sierra Leone	Kaslo Silver Property, British Columbia	Goldsmith and Other Properties, British Columbia	Manitoba Properties, Manitoba	Nuevo Milenio Property, Mexico	Total March 31, 20109
Incurred during the year
Assays and analysis	$ --	$ --	$ --	$ --	$ 18,842	$ 18,842
Geological and geophysical	2,877	708	2,500	111,818	75,920	193,823
Site activities	21,173	233	315	544	137,714	159,979
Travel and accommodation	460	--	--	30,676	13,277	44,413
Expenditures in year	24,510	941	2,815	143,038	245,753	417,057
Government assistance	--	(20,049)	(17,935)	--	--	(37,984)
Total Expenses (recoveries), March 31, 2010	$ 24,510	$ (19,108)	$ (15,120)	$ 143,038	$ 245,753	$ 379,073